Jeffrey Riedler, Assistant Director
Securities and Exchange Commission
September 17, 2012

September 17, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporate Finance
Attn: Jeffrey Riedler, Assistant Director
100 F Street, N.E.
Washington, D.C. 20549

Re: Midwest Holding Inc.
Registration Statement on Form 10-12G Filed December 12, 2011
File No. 000-10685

Dear Mr. Riedler:

On behalf of Midwest Holding Inc. (the “Company”), submitted below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated August 29, 2012 in connection with the above-referenced filing. For your convenience, the responses set forth below have been placed in the order in which the Staff presented the Comments and the text of each Comment is presented in bold italics before each response.

Consolidated Financial Statements

Note 6. Reinsurance, page F-48

1. We are considering your response submitted on July 25, 2012. You state in the first paragraph of your response that “the main risks associated with the transaction are the risk that the initial premium paid to Midwest by Security National was inadequate, that the interest earned on assets assumed may or may not produce investment yields commensurate with the guaranteed rates on the deferred annuities, and the risk that obligations will have to be paid sooner than expected.” The main risk described here does not appear to be insurance risk, but appears to be investment risk. The definition of insurance risk in the ASC Master Glossary notes that actual or imputed investment returns are not an element of insurance risk. Please explain to us further how the single premium deferred annuity is an insurance contract and how there is a reasonable possibility that you may realize a significant loss from assuming insurance risk under the agreement with Security National. Include in your response the following information about the deferred annuity contracts assumed:

Jeffrey Riedler, Assistant Director
Securities and Exchange Commission
September 17, 2012

  If a policy holder were to die prior to purchasing an annuity or surrendering the contract, the benefit appears to be limited to the contract’s surrender value. Explain to us how the obligation to pay the policy beneficiary the contract’s surrender value exposes you to underwriting and timing risk and a reasonably possibility that you will realize a significant loss from assuming insurance risk;

If a policy holder were to die prior to purchasing an annuity, then this particular policy would not have been included in the deferred annuity balance that was reinsured. It is the Company’s understanding that the subject of the inquiry is only the premium recognized on the deferred annuities assumed as part of the Security National reinsurance transaction.

Following are the payment scenarios the Company could encounter under the reinsurance contract.

1) The policy holder dies prior to the annuity commencement date and a death benefit equal to the fund is paid (i.e. the premiums plus the interest is repaid) and the Company does not impose a surrender charge.

2) The policy holder dies after the annuity commencement date but prior to the 120th annuity payment. The Company would continue to make benefit payments to the beneficiary until a total of 120 payments had been made.

3) The policy holder dies beyond the payment of the 120th annuity payment. In this scenario, the Company would be required to continue to make payments beyond the 120th annuity payment subject to the continued survival of the policy holder. If 120 or more payments had been made, then no further benefit would be owed to the beneficiary upon the policy holder’s death.

The arrangement with Security National is a reinsurance transaction. All accounting and policy administration is performed by Security National. Benefits are paid by Security National and Security National is reimbursed by the Company. When determining how to account for the reinsurance transaction, the Company analyzed the reinsurance contract between the Company and Security National as opposed to the contract between Security National and the policy holder. The Company has determined that the reinsurance contract between itself and Security National contains an appropriate transfer of risk based upon our assessment of the underlying mortality risk.

Insurance risk is the risk arising from uncertainties about both the underwriting risk and timing risk. The deferred annuities assumed as part of the Security National reinsurance transaction exposes the Company to underwriting risk as the ultimate amount of cash flows used for claims under the contracts are uncertain. The Company is required to credit interest to the annuity balance with a guaranteed interest rate in accordance with the contract we assumed and we are obligated to pay monthly benefit payments for which no premiums were collected. The Company is exposed to timing risk as the policy holder, prior to the annuity commencement and at the policy holder’s sole discretion, may elect a new annuity commencement date at any time.

Jeffrey Riedler, Assistant Director
Securities and Exchange Commission
September 17, 2012

When the reinsurance transaction was originally priced, there were assumptions inherent in pricing the reinsurance transaction including the timing of annuity payments to be made by the Company as previously described. For instance, if all annuitants were to unexpectedly die on the effective date of the reinsurance transaction, the Company would be required to pay the entire balance of the annuity reserves to beneficiaries. The balance of the annuity reserves equaled the amount of premium received by the Company, however, the portion of the $375,000 upfront ceding commission paid by the Company to Security National related to the deferred annuities would have been entirely lost.

Alternatively, if the annuity policy holders were to live longer than we anticipated, the Company would be required to make payments contingent upon the continued survival of the policy holder, including an obligation to credit interest to the annuity balance with a guaranteed interest rate in accordance with the contract we assumed.

  Tell us if the terms of the deferred annuity contract contain an insurance component that provides a substantive death benefit during the accumulation phase;

The terms of the deferred annuity contract do not contain an insurance component that provides a substantive death benefit during the accumulation phase. The only additional death benefit during the accumulation period is the waiver of withdrawal charges.

  If there is no substantive death benefit during the accumulation phase, explain to us how there is a reasonable possibility that you would realize a significant loss from assuming insurance risk;

See the response to the first bullet point.

  Tell us the amount of claims paid since you have assumed these contracts to the policy beneficiaries as a result of an insured event;

The Company’s assessment of whether or not this was reinsurance was made on the contract inception date of January 1, 2010, which is the only relevant date in the Company’s analysis. As of July 31, 2012, the Company has paid $835,544 of annuity benefits to policy holders since assuming these contracts on January 1, 2010. At the contract inception, the Company had expected to pay $865,071 in benefits through July 31, 2012.

  Explain to us how the contracts contain significant mortality risk necessary to be categorized as an insurance contract. For example, since the premium was fully paid up front, it appears that you were not exposed to the risk of foregoing future premiums; and

ASC 944-20-15-16 provides, “A mortality or morbidity risk is present if, under the terms of the contract, the entity is required to make payments or forego required premiums contingent on the death or disability (in the case of life insurance contracts) or the continued survival (in the case of annuity contracts) of a specific individual or group of individuals.”

Jeffrey Riedler, Assistant Director
Securities and Exchange Commission
September 17, 2012

The risk of foregoing future premiums is one condition for mortality risk. The Company concedes that this condition is not applicable. However, the Company believes the deferred annuity contracts still meet the definition of mortality risk as the obligation to make payments is contingent upon the death or continued survival of the policy holders. The Company is obligated to credit interest to the annuity balance with a guaranteed interest rate in accordance with the contract we assumed and we would be obligated to pay monthly benefit payments beyond the expected 120 annuity payments for which no premiums would have been collected until the death or surrender of the annuity contract.

  Tells us if any contract holders have purchased an annuity and how you have evaluated this new contract under the agreement. As noted in ASC 944-20-15-17 a contract provision that allows the holder of a long-duration contract to purchase an annuity at a guaranteed price on settlement of the contract does not entail a mortality risk until the right to purchase is executed. If purchased, the annuity is a new contract to be evaluated on its own terms.

There have been no whole life policy holders that have purchased an annuity since the inception of the reinsurance transaction on January 1, 2010. Each of the contracts that were included in the deferred annuity business at inception of the reinsurance contract had executed their right to purchase and had annuity account established.

It is the Company’s understanding that the premiums that are subject to the inquiry are only those that have annuity products already purchased. The cited ASC would seem to support the Company’s position that annuities do inherently carry mortality risk, as the right to purchase the annuity was already executed prior to the consummation of the reinsurance transaction with Security National on January 1, 2010.

Jeffrey Riedler, Assistant Director
Securities and Exchange Commission
September 17, 2012

On behalf of the Company, the undersigned acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Mark Oliver
Mark Oliver
Secretary/Treasurer

cc:	David J. Routh, Esq.
Cline Williams Wright Johnson & Oldfather, L.L.P.
233 South 13th Street -1900 U.S. Bank Building
Lincoln, Nebraska 68508